TSX:GNG
www.goldengoliath.com

Vancouver, Canada, June 17, 2016

Golden Goliath Resources Ltd. (TSX.V: GNG) (US:GGTH-F)

The Company is awaiting the report from its recent work program on its 100% owned San Timoteo property, discussed in the March 16, 2016 press release, and is fully disclosed at the present time. The Company is unaware of any reason for the recent surge in its share price.

The 2016 program on San Timoteo involved using the Company’s Terraspec machine to analyze clay minerals from existing drill core and other samples especially from the area of the 500 level San Martin adit. This will allow the company to build a 3D model of clay mineralogy which will aid in the planning of future drill holes.

The most recent exploration on the San Timoteo property has been concentrated in the area of the past producing San Martin mine. The principal workings at San Martin are at the 500 level adit, which has a diameter of over 3 metres, making it the largest diameter old tunnel in the district. The 500 level is approximately 500 metres long and is also the only old working in the Uruachic District known to have used tracks.

The mapping and sampling program revealed that there are three mineralized shoots exposed within San Martin. A zone of manto, or blanket, style mineralzation was also identified in this area. The shoot closest to the entrance of the 500 level tunnel is known as Manatial. This structure is exposed for 32 metres with a weighted average of 0.301 ppm gold and 212 ppm silver. In the central area of the tunnel, the La Cascada structure is exposed for 78 metres and averages 0.629 ppm gold and 68 ppm silver. At the far end of the 500 level, the Pozo de Agua structure is exposed for at least 84 metres, with continuous channel sampling averaging 0.795 ppm gold and 251 ppm silver. Additional non continuous sampling outside of this section also returned good values. The true thickness and grade of the blanket or manto style mineralization is not certain due to limited exposure.

Modelling of the three shoots dimensions and grades below the 500 level is uncertain due to lack of drill data in the specific areas, but relatively nearby drill holes do show significant mineralization. Potential for deeper, porphyry-related copper and gold mineralization was identified.

The Company’s recent option agreement on its other Uruachic properties allows the Company to remain debt free and focus future exploration on its San Timoteo property.

About Golden Goliath

Golden Goliath Resources Ltd. is a junior exploration company listed on the TSX Venture Exchange (symbol GNG). The Qualified Person for the Uruachic project is J. Paul Sorbara M.Sc., P.Geo. The Company is focused on exploring and developing the gold and silver potential of an historic mining camp located in the world famous Sierra Madre Occidental Mountains of northwestern Mexico. Golden Goliath’s Uruachic claims are owned 100% by the Company and are fully paid for with no property option or purchase payments to make.

To find out more about Golden Goliath visit our website at www.goldengoliath.com.

FOR MORE INFORMATION CONTACT:

Golden Goliath Resources Ltd.

J. Paul Sorbara, M.Sc., P.Geo

President & CEO

Phone: +1(604) 682-2950 Email: jps@goldengoliath.com

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.